FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: August 29, 2007

Exhibit 99.1

The9 Limited Reports Second Quarter 2007 Unaudited Financial Results

Shanghai, China – August 29, 2007. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, announced today its unaudited financial results for the second quarter ended June 30, 2007.

Second Quarter 2007 Financial Highlights:

–	Net revenues for the second quarter of 2007 remained stable compared to the previous quarter and increased 5% year-over-year to RMB270.0 million (US$35.5 million).

–	Net revenues attributable to the operations of subscription-based game, which included revenues from game playing time, merchandise and installation package sales, decreased by 8% quarter-over-quarter and by 4% year-over-year to RMB246.2 million (US$32.3 million) in the second quarter of 2007; net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales, value-added service charges, as well as installation package sales, were RMB16.3 million (US$2.1 million) in the second quarter of 2007.

–	Net income for the second quarter of 2007 was RMB50.6 million (US$6.6 million), a 23% decrease from RMB66.1 million (US$8.7 million) in the first quarter of 2007, and a 40% decrease from RMB84.3 million (US$11.1 million) in the second quarter of 2006.

–	EBITDA (non-GAAP) was RMB108.6 million (US$14.3 million) in the second quarter of 2007, a quarter-over-quarter decrease of 8% from RMB117.7 million (US$15.5 million) in the first quarter of 2007, and a year-over-year decrease of 13% from RMB124.7 million (US$16.4 million) in the second quarter of 2006.

–	Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) was RMB1.90 (US$0.25) for the second quarter of 2007, compared with RMB2.65 (US$0.35) for the first quarter of 2007, and RMB3.42 (US$0.45) for the second quarter of 2006. Fully diluted EBITDA (non-GAAP) per share was RMB4.07 (US$0.54) for the second quarter of 2007, compared with RMB4.72 (US$0.62) for the first quarter of 2007 and RMB5.06 (US$0.66) for the second quarter of 2006.

Management Comments:

Commenting on the second quarter 2007 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “We are pleased to report that The9 has achieved solid financial results in the second quarter of 2007. As communicated previously, for the long-term benefit and growth of Blizzard Entertainment®’s World of Warcraft®* in mainland China, the World of Warcraft servers were temporarily shut-down on a rotational basis in the second quarter to facilitate upgrades and mergers as well as enhancing the related infrastructure support. This process was carried out smoothly as planned. In spite of this, with the commercialization of Soul of The Ultimate NationTM (“SUN”) in mainland China in late May 2007, we were able to maintain our revenues at a stable level compared to the previous quarter. In the second quarter of 2007, we attained aggregate peak concurrent users of approximately 930,000 for games that are currently in commercial operation. As of June 30, 2007, we had over 22.4 million total registered users.

We are encouraged to see the gradual execution of our diversification strategy in the second quarter as The9 has successfully transited from one-game to multi-game operations. We continued to expand and enhance our game portfolio. Recently, we have obtained the exclusive license to operate Field of Honor, a 3D massively multiplayer online real-time strategy & shooting game, in mainland China, and Audition, an advanced casual dancing online game, in mainland China, Hong Kong, and Macau. We believe The9 possesses one of the broadest spectrums of online games with high quality content. Together with The9’s strong operational capabilities and focused corporate strategy, we look forward to further capturing players’ attention with our diversified high quality game portfolio in the rapidly evolving Chinese online game market.”

Hannah Lee, Senior Vice President and Chief Financial Officer, commented, “The second quarter of 2007 was a transitional quarter and we are overall satisfied with our financial results. We believe the World of Warcraft server upgrades and mergers and infrastructure enhancements are important and will benefit the game in the long-run. Subsequent to the upgraded servers and infrastructure and the launch of a new server site, we worked with Blizzard Entertainment to release the World of Warcraft “Before the Storm” upgrade patch in late June and are seeing satisfactory results. With the soon-to-be-launched expansion pack, Blizzard Entertainment’s World of Warcraft: The Burning CrusadeTM, we believe World of Warcraft will resume its strong growth momentum. Meanwhile, we are pleased that our new game, SUN, has been commercialized in the second quarter and that it is gradually ramping up under the item-sales based model. Field of Honor and Audition are strong additions to our game pipeline, and together with all the other high-caliber games to be launched in the future, we are confident that The9 will continuously capitalize on its unparalleled game portfolio so as to achieve long-term sustainable growth.”

*	World of Warcraft® and Blizzard Entertainment® are trademarks or registered trademarks of Blizzard Entertainment®, Inc. in the U.S. and/or other countries.

Discussion of The9’s Second Quarter 2007 Results (Preliminary Unaudited)

Revenues

For the second quarter of 2007, The9 reported total gross revenues of RMB284.6 million (US$37.4 million), which remained stable compared to RMB284.7 million (US$37.4 million) in the first quarter of 2007 and represented a 5% increase from RMB271.3 million (US$35.6 million) in the second quarter of 2006. Total net revenues were RMB270.0 million (US$35.5 million), which remained stable compared to the previous quarter and which represented a 5% increase from RMB257.6 million (US$33.8 million) in the same period of last year. Total revenues remained stable quarter-over-quarter primarily because of the reduction of revenue from Blizzard Entertainment’s World of Warcraft game relating to server upgrades and mergers was largely offset by the additional revenues contributed from our newly launched game SUN that we commercialized in mainland China in late May 2007.

Net revenues attributable to the operations of our subscription-based game, which included revenues from game playing time, merchandise and installation package sales, decreased by 8% quarter-over-quarter and by 4% year-over-year to RMB246.2 million (US$32.3 million) in the second quarter of 2007 mainly due to temporary shut-down of the World of Warcraft servers on a rotational basis to facilitate server upgrading and merging during the quarter. Net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales, value-added service charges, as well as installation package sales, were RMB16.3 million (US$2.1 million) in the second quarter of 2007 mainly due to the commercialization of SUN.

For the second quarter of 2007, online game services gross revenues were RMB276.5 million (US$36.3 million), representing a 2% decrease from RMB281.3 million (US$37.0 million) in the first quarter of 2007 and a 3% increase from RMB269.3 million (US$35.4 million) in the second quarter of 2006.

For the second quarter of 2007, gross revenues from game operating support, website solutions and advertisement were RMB7.3 million (US$1.0 million), representing an increase of 180% from the previous quarter and 736% from the same period of last year. This increase was mainly due to increased sporadic technical support and consulting services provided in the quarter.

Other gross revenues mainly included sales of game related merchandise and installation packages. Other gross revenues were RMB0.8 million (US$0.1 million) in the first and second quarters of 2007 and were RMB1.1 million (US$0.1 million) in the second quarter of 2006.

Gross Profit

Gross profit for the second quarter of 2007 decreased by 12% quarter-over-quarter and 8% year-over-year to RMB114.6 million (US$15.1 million). The sequential decrease of gross profit was mainly because net revenues remained stable while cost of services increased during the quarter primarily due to the increased depreciation relating to the upgraded servers and enhanced broadband infrastructure costs incurred subsequent to the upgrades and mergers of World of Warcraft servers during the quarter and costs relating to SUN. As a result, gross profit margin for the second quarter 2007 decreased to 42% from 48% in the previous quarter and the same period of last year.

Operating Expenses

For the second quarter of 2007, operating expenses were RMB74.5 million (US$9.8 million), representing a 28% increase from RMB58.1 million (US$7.6 million) in the previous quarter and a 38% increase from RMB54.1 million (US$7.1 million) in the same period of last year. The sequential increase in operating expenses was primarily due to increased product development expenses relating to costs for SUN and Guild Wars during their respective closed and open beta testing phases, increased sales and marketing expenses relating to SUN’s open beta testing and commercial launch, as well as increased general and administrative expenses mainly due to increased headcount and higher share-based compensation expenses recognized relating to options granted in the second quarter of 2007.

Income from Operations

For the second quarter of 2007, profit from operations was RMB40.1 million (US$5.3 million), decreased by 44% quarter-over-quarter and 43% year-over-year. Operating margin for the second quarter of 2007 was 15%, decreased from 27% in the previous quarter and the same period of last year. The decline of operating margin was a combined result of increased cost of services and increased operating expenses as mentioned above. Operating profit margin, excluding share-based compensation expenses, was 18% for the second quarter of 2007, compared to 29% in the first quarter of 2007 and 29% in the second quarter of 2006.

Other Income (Expenses)

Other income for the second quarter of 2007 was RMB4.1 million (US$0.5 million) compared to other expenses of RMB0.9 million (US$0.1 million) in the first quarter of 2007 and other income of RMB10.8 million (US$1.4 million) in the second quarter of 2006. The sequential difference was primarily due to the net effect of receipt of a financial subsidy of RMB11.8 million (US$1.5 million) from the local government in the second quarter of 2007, partly offset by the increase of foreign exchange loss of RMB6.7 million (US$0.9 million) relating to the U.S. dollars denominated proceeds of approximately US$167 million received from issuance of shares to Electronic Arts Inc. in May 2007.

Income Tax Benefit (Expense)

Income tax expense for the second quarter of 2007 was RMB1.1 million (US$0.1 million) compared to income tax expenses of RMB8.1 million (US$1.1 million) in the first quarter of 2007 and income tax benefit of RMB0.7 million (US$0.1 million) in the second quarter of 2006. The sequential decrease of income tax expense was primarily due to the decrease of our effective tax rate and income before tax.

Gain (Loss) on Equity Investments

For the second quarter of 2007, loss on equity investments, net of taxes, amounted to RMB2.1 million (US$0.3 million), compared to a loss of RMB1.5 million (US$0.2 million) for the first quarter of 2007, and a gain of RMB0.4 million (US$0.05 million) for the second quarter of 2006. The sequential increase in loss on equity investments was primarily due to the increase of loss resulted from the joint venture which has the exclusive right to operate a casual dancing game, Groove Party, in mainland China, as costs were incurred relating to the closed beta testing of the game.

Net Income

For the second quarter of 2007, net income was RMB50.6 million (US$6.6 million), which decreased by 23% from RMB66.1 million (US$8.7 million) in the first quarter of 2007 and by 40% compared to RMB84.3 million (US$11.1 million) in the second quarter of 2006. The decrease in net income was a result of the cumulative effect of the foregoing factors.

In May 2007, we issued approximately 4.5 million new shares, representing approximately 15% of the Company, to Electronic Arts Inc. for roughly US$167 million. This is the main reason for the increase of basic and diluted weighted average shares outstanding quarter-over-quarter. As of June 30, 2007, our total common shares and ADRs issued and outstanding were 29.36 million, compared to 24.77 million as of March 31, 2007.

Fully diluted earnings per share and per ADS for the second quarter of 2007 was RMB1.90 (US$0.25), compared to RMB2.65 (US$0.35) in the first quarter of 2007 and RMB3.42 (US$0.45) in the second quarter of 2006.

EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. For the second quarter of 2007, EBITDA (non-GAAP) was RMB108.6 million (US$14.3 million) compared to EBITDA (non-GAAP) of RMB117.7 million (US$15.5 million) for the previous quarter and RMB124.7 million (US$16.4 million) for the same period of last year.

For the second quarter of 2007, fully diluted EBITDA (non-GAAP) per share was RMB4.07 (US$0.54) compared to RMB4.72 (US$0.62) for the first quarter of 2007 and RMB5.06 (US$0.66) in the second quarter of 2006.

As at June 30, 2007, the Company’s total cash and cash equivalents balance was RMB2.09 billion (US$274.2 million). The increase in cash and cash equivalents from RMB859.6 million (US$112.9 million) as at March 31, 2007 was mainly due to the combined result of cash receipt of approximately US$167 million from Electronic Arts Inc. in connection with its equity investment in The9, and receipts from sales of prepaid game points, offset in part by capital expenditures relating to Blizzard Entertainment’s World of Warcraft for a new server site and upgrades of existing server sites, as well as prepaid royalty payments to the licensor relating to World of Warcraft.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2007 (the last business day of second quarter of 2007), which was RMB7.6120 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. The Company believes its EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of EBITDA has certain limitations. Depreciation and amortization expense for various assets and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. EBITDA should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. EBITDA is not defined under GAAP, and our EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Other Developments

On June 18, 2007, Beijing Beida Founder Electronics Company filed a lawsuit in the Beijing High Court against two other companies and two of our wholly-owned subsidiaries, alleging that the defendants had, through a game that we licensed and are operating, infringed on its intellectual property rights with respect to certain of its copyrighted fonts. The plaintiff in the case demanded, among others, that the defendants cease such alleged infringing use and pay RMB100 million for its alleged losses. We intend to assert our rights in the court of law. While the outcome of this litigation is uncertain, we believe that this lawsuit, even if determined adversely against us, would not have any material adverse effect on our results of operations or financial condition.

Conference Call / Webcast Information

The9’s management team will host a conference call on Tuesday, August 28, 2007 at 9:00 PM, US Eastern Time, corresponding to Wednesday, August 29, 2007 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-597-5309, password “80789131”. In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-866-713-8395, password “80789131”. A replay of the call will be available through September 4, 2007. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “28013850”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q2 2007 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Granado Espada, Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online, Audition 2, Field of Honor and Audition. In addition, The9 is also working on the development of a 3D fantasy MMORPG game, Fantastic Melody OnlineTM.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007	June 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online game services	269,297,417	281,304,681	276,501,327	36,324,399
Game operating support, website solutions and advertisement	877,805	2,623,071	7,339,827	964,244
Other revenues	1,118,881	769,488	780,444	102,528

	271,294,103	284,697,240	284,621,598	37,391,171
Sales Taxes	(13,678,907)	(14,695,927)	(14,633,882)	(1,922,475)

Net Revenues	257,615,196	270,001,313	269,987,716	35,468,696

Cost of Services	(133,494,332)	(139,741,064)	(155,380,871)	(20,412,621)

Gross Profit	124,120,864	130,260,249	114,606,845	15,056,075

Operating Expenses:
Product development	(8,949,190)	(9,594,597)	(11,406,746)	(1,498,522)
Sales and marketing	(18,866,530)	(16,092,437)	(22,518,505)	(2,958,290)
General and administrative	(26,331,381)	(32,445,657)	(40,567,082)	(5,329,359)

Total operating expenses:	(54,147,101)	(58,132,691)	(74,492,333)	(9,786,171)

Profit from operations	69,973,763	72,127,558	40,114,512	5,269,904
Interest income, net	2,424,839	4,408,329	9,515,538	1,250,071
Other income (expenses), net	10,826,408	(873,104)	4,148,574	545,004

Income before income tax benefit (expense) and gain (loss) on equity investments	83,225,010	75,662,783	53,778,624	7,064,979
Income tax benefit (expense)	670,935	(8,073,294)	(1,102,507)	(144,838)

Income before gain (loss) on equity investments	83,895,945	67,589,489	52,676,117	6,920,141
Gain (loss) on equity investments, net of taxes	370,749	(1,504,470)	(2,064,807)	(271,257)

Net income	84,266,694	66,085,019	50,611,310	6,648,884

Other comprehensive income:
Translation adjustments	(59,383)	—	—	—

Comprehensive Income	84,207,311	66,085,019	50,611,310	6,648,884

Earnings per share
- Basic	3.44	2.67	1.92	0.25

- Diluted	3.42	2.65	1.90	0.25

Weighted average shares outstanding
- Basic	24,495,701	24,730,143	26,382,259	26,382,259

- Diluted	24,640,329	24,969,420	26,667,691	26,667,691

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2006	June 30, 2007	June 30, 2007
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	937,845,817	2,087,038,773	274,177,453
Accounts receivable	10,174,484	14,060,202	1,847,110
Advances to suppliers	9,036,620	13,906,012	1,826,854
Prepayments and other current assets	69,153,131	85,065,070	11,175,127
Prepaid royalties	27,558,207	65,237,951	8,570,409
Deferred costs	33,324,942	38,222,018	5,021,285
Deferred tax assets, current	—	19,277,045	2,532,455

Total current assets	1,087,093,201	2,322,807,071	305,150,693

Investments in equity investees	30,117,605	36,548,329	4,801,410
Property, equipment and software	227,512,006	400,404,029	52,601,685
Goodwill	30,199,751	30,199,751	3,967,387
Land use right	—	84,680,120	11,124,556
Intangible assets	244,271,279	287,590,794	37,781,239
Prepayment for equipments	—	14,000,000	1,839,201
Long-term deposit	—	454,212	59,671
Deferred tax assets, non-current	5,391,123	12,509,963	1,643,453

Total Assets	1,624,584,965	3,189,194,269	418,969,295

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	12,692,978	41,254,004	5,419,601
Due to related parties	332,797	141,451	18,583
Income tax payable	—	62,107,206	8,159,118
Other taxes payable	23,589,754	15,158,755	1,991,429
Advances from customers	88,040,975	132,056,841	17,348,508
Deferred revenue	111,302,531	132,314,891	17,382,408
Other payables and accruals	52,467,643	64,838,583	8,517,942

Total current liabilities	288,426,678	447,871,731	58,837,589

Minority interests	—	—	—
Commitments and contingencies	—	—	—

Shareholders’ Equity
Common shares (US$0.01 par value; 24,688,038 shares issued and outstanding as of December 31, 2006, 29,361,773 shares issued and outstanding as of June 30, 2007)	2,041,673	2,399,459	315,221
Additional paid-in capital	941,786,807	2,229,896,942	292,944,948
Statutory reserves	20,745,422	20,745,422	2,725,358
Retained earnings	371,584,385	488,280,715	64,146,179

Total shareholders’ equity	1,336,158,287	2,741,322,538	360,131,706

Total liabilities and shareholders’ equity	1,624,584,965	3,189,194,269	418,969,295

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended
	June 30, 2006	March 31, 2007	June 30, 2007	June 30, 2007
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	84,266,694	66,085,019	50,611,310	6,648,884

Depreciation of property, equipment and software	17,947,284	23,124,444	35,040,340	4,603,303

Amortization of land use right and intangible assets	23,152,240	20,465,268	21,858,233	2,871,549
Income tax expense (benefit)	(670,935)	8,073,294	1,102,507	144,838

EBITDA (Non-GAAP)	124,695,283	117,748,025	108,612,390	14,268,574

GAAP earnings per share
- Basic	3.44	2.67	1.92	0.25

- Diluted	3.42	2.65	1.90	0.25

Non-GAAP EBITDA per share
- Basic	5.09	4.76	4.12	0.54

- Diluted	5.06	4.72	4.07	0.54

Weighted average shares outstanding
- Basic	24,495,701	24,730,143	26,382,259	26,382,259

- Diluted	24,640,329	24,969,420	26,667,691	26,667,691